One Maritime Plaza, Suite 2300 San Francisco, CA 94111-3513 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com

March 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Trust” or “Registrant”)

(File Nos. 333-182417 and 811-22718)

Dear Ladies and Gentlemen:

On behalf of the Trust, enclosed for filing via the EDGAR system is Post-Effective Amendment No. 7 (“PEA 7”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 10 to the Registration Statement under the Investment Company Act of 1940, as amended.  This filing is being made to register Class A, Class C and Class I shares of the Superfund Managed Futures Strategy Fund, a new series of the Registrant.  This filing is in all material respects the same as Post-Effective Amendment No. 6 (“PEA 6”), which was filed on March 15, 2013.  Per discussions between the Securities and Exchange Commission staff and GemCom, LLC, PEA 7 is being filed to include EDGAR class identifiers for Class C and Class I shares, which were not included for PEA 6. This filing does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust’s shares not included herein.

No fee is required in connection with this filing.  If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 415-262-4594.

Sincerely,

/s/ Aisha Hunt

Aisha Hunt